STATEMENT OF FINANCIAL CONDITION

Tudor, Pickering, Holt & Co. Securities LLC

With Report of Independent Registered Public Accounting Firm
As of December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66251

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tudor, Pickering, Holt & Co. Securities, LLC (formerly Tudor, Pickering, Holt & Co. Securities, Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Bagby St, Ste 5100
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexandra Gottschalk, Chief Accounting Officer — (713) 333-7106
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, _____ Alexandra Gottschalk _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Tudor, Pickering, Holt & Co. Securities, LLC (formerly Tudor, Pickering, Holt & Co. Securities, Inc.) _____ , as

of _____ December 31 , 20 20 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest iu any account

classified solely as that of a customer, except as follows:



VIRGINIA GREEN
Notary Public, State of Texas
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Notary ID 131910976

_____ 02-22-2021

Notary Public

_____ Signature

Chief Accounting Officer
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relatiug to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Uuder Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) Au Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Tudor, Pickering, Holt & Co. Securities, LLC

Statement of Financial Condition

December 31, 2020

Contents

Report of Independent Registered Public Accounting Firm



Ernst & Young LLP
5 Times Square
New York, NY 10036–6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

To the Member of Tudor, Pickering, Holt & Co. Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tudor, Pickering, Holt & Co. Securities, LLC (the "Company") as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2016.
New York, New York
February 22, 2021

Tudor, Pickering, Holt & Co. Securities, LLC

Statement of Financial Condition

December 31, 2020

Assets

Cash and cash equivalents	$	10,327,119
Receivables from affiliates		11,238,422
Cash surrender value of company-owned life insurance		857,295
Prepaid expenses and other assets		543,038
Other trade receivables, net of allowance for credit losses		278,263
Receivables from broker-dealers		2,659,380
Total assets	$	25,903,517

Liabilities and Member's Equity

Payables to affiliates	$	3,107,620
Accounts payable, accrued expenses and other liabilities		124,744
Deferred compensation liability		351,143
Total liabilities		3,583,507
Commitments, contingencies and indemnifications (Note 10)		
Member's equity		22,320,010
Total liabilities and member's equity	$	25,903,517

The accompanying notes are an integral part of this Statement of Financial Condition.

Tudor, Pickering, Holt & Co. Securities, LLC

Notes to Statement of Financial Condition

December 31, 2020

1. **Organization**

Tudor, Pickering, Holt & Co. Securities, Inc., a Texas corporation, was formed in October 2003 under the name Pickering Energy Partners, Inc. On October 1, 2019, Tudor, Pickering, Holt, & Co Securities Inc. was converted into a Texas limited liability company known as Tudor, Pickering, Holt & Co. Securities LLC (the "Company"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(ii) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company claims exemption under SEC Rule 15c3-3(k)(2)(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

The Company is an introducing broker-dealer and does not maintain any margin accounts, promptly transmits any customer funds and delivers any securities received, and does not hold funds or securities for, or owe money or securities to customers. The Company introduces all of its customer transactions, which are not reflected within this Statement of Financial Condition, to a clearing broker, which clears such transactions on a fully disclosed basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for uncollateralized margin loans receivable and for losses that result from a counterparty's failure to fulfill its contractual obligations. The right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker. For the year ended December 31, 2020, the Company has not recorded any liabilities with regard to the clearing broker's rights.

The Company is a wholly owned subsidiary of Perella Weinberg Partners Group LP ("Parent"), a limited partnership wholly owned by PWP Holdings LP. The Company provides investment banking and financing advice and equity research, sales, and trading related to the energy industry. The Company also participates in the brokerage of publicly traded securities for commissions and participates in the underwriting of securities offered for initial sale in public markets. The Company is based in Houston, Texas, and maintains branch or secondary offices in Denver, Colorado and New York, New York. At December 31, 2020, the Company was registered as a broker-dealer in 42 states and territories.

On December 30, 2020, the Company's parent entered into a definitive business combination agreement with FinTech Acquisition Corp. IV ("FinTech IV"), a special purpose acquisition company. Upon closing of the transaction, the combined company will operate as Perella Weinberg Partners and will be listed on NASDAQ under the new symbol "PWP". Pursuant to the business combination agreement, FinTech IV will, subject to obtaining stockholder approval, adopt an amended and restated charter and bylaws and subscribe for and purchase for cash a portion of the equity of the Company's parent, resulting in FinTech IV as the new parent company. Immediately following the closing, FinTech IV will change its name to Perella Weinberg Partners. The business combination is expected to close in the first half of 2021, pending FinTech IV stockholder approval, regulatory approval and other customary closing conditions.

2. **Summary of Significant Accounting Policies**

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. The Company believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash consists of cash held at banks. The Company defines cash equivalents as highly liquid financial instruments with original maturities of three months or less at the time of purchase. The Company maintains its cash with a major bank with a high credit rating. Cash can be withdrawn without restriction. As of December 31, 2020, the Company did not hold any cash equivalents.

Receivables from Broker-Dealers

Receivables from broker-dealers include commissions receivable from and a deposit with the clearing broker, net of amounts due to the clearing broker related to trades pending as of December 31, 2020. As of December 31, 2020, the balance of the deposit with the clearing broker was $2,260,739. Under the terms of the agreement with the clearing broker, the Company must maintain either cash, U.S. Government or U.S. Government-insured securities, having an aggregate market value of $250,000 in a deposit account. The Company must maintain the account until the termination of the clearing agreement.

Other Trade Receivables

Other trade receivables are presented net of any allowance for credit losses that are based on the Company's assessment of collectability. The Company regularly reviews its trade receivables for collectability and an allowance is recognized for credit losses, if required. As of December 31, 2020, $16,000 of accrued revenue was included in Other trade receivables on the Statement of Financial Condition. This amount represents amounts due from customers and recognized as revenue in accordance with the Company's revenue recognition policies but remained unbilled as of December 31, 2020.

Allowance for Credit Losses

On January 1, 2020, the Company adopted ASU No. 2016-13, *Measurement of Credit Losses on Financial Instruments* under the modified retrospective approach. This new standard replaces the incurred loss impairment methodology for financial instruments with the current expected credit loss ("CECL") model which requires an estimate of future credit losses.

The Company maintains an allowance for credit losses that, in management's opinion, provides for an adequate reserve to cover estimated losses on other trade receivables. The Company determines the adequacy of the allowance by estimating the probability of loss based on the Company's historical credit loss experience of its client receivables and taking into consideration current market conditions and supportable forecasts that affect the collectability of the reported amount. The Company updates is average credit loss rates periodically and maintains a quarterly allowance review process to consider current factors that would require an adjustment to the credit loss allowance. In addition, the Company periodically performs a qualitative assessment to monitor risks associated with current and forecasted conditions that may require an adjustment to the expected credit loss rates. The Company also regularly reviews the age of the receivables, credit worthiness of the customer and the current economic conditions that may affect a customer's ability to pay such amounts owed to the Company and as a result may recognize a specific credit loss reserve. After concluding that a reserved accounts receivable is no longer collectible, the Company reduces both the gross receivable and the allowance for credit losses.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets consists of prepaid amounts for subscriptions for research services, software licenses, insurance, and annual filing fees net of amortization. These amounts are amortized over the service period or policy.

Affiliate Revenue and Expense Allocation

Certain expenses of the Company are processed and paid by its affiliates: the Parent and PWP Employer LP, an entity controlled by PWP Holdings LP. The expenses processed on behalf of the Company by PWP Employer LP relate solely to compensation and employee expenses. Expenses specifically related to the Company are typically paid directly by the Company, whereas shared expenses are allocated to each affiliate based upon various allocation methodologies, which utilize a combination of factors including, but not limited to, square footage, headcount, and percentage of time spent. The Company receives facility fees and sublease revenue from affiliates for services provided. These amounts result in receivables and payables with affiliates which are typically settled in cash within 12 months. See Note 9—Related Party Transactions for further explanation of affiliate transactions.

Compensation and Benefits

Compensation and benefits expense includes compensation, payroll taxes, deferred compensation, and other benefits for employees.

Fixed Assets

Effective August 1, 2020, the Company transferred its fixed assets to the Parent. Prior to this transfer, fixed assets included furniture, equipment, leasehold improvements and software development costs. Depreciation of fixed assets began once the asset was placed into service. Furniture and equipment were depreciated on a straight-line basis over the estimated useful lives of the assets, which ranged from three to five years. Leasehold improvements were amortized over the lesser of the estimated life of the improvement or remaining term of the lease. Certain software development costs were amortized over three years.

Income Taxes

The Company is treated as a disregarded entity for state and federal income tax purposes. No provision for income taxes is required by the Company.

Recent Accounting Pronouncements

Credit Losses on Financial Instruments—In June 2016, the FASB issued ASU No. 2016-13, *Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"). ASU 2016-13 provides amendments to ASC 326, "Financial Instruments—Credit Losses," which amend the guidance on the impairment of financial instruments and adds an impairment model (the current expected credit loss (CECL) model) that is based on expected losses rather than incurred losses. Entities will recognize an allowance for its estimate of expected credit losses as of the end of each reporting period. On January 1, 2020, the Company adopted ASU 2016-13 using the retrospective method. Upon adoption, no additional reserve was required.

Fair Value Measurement—In August 2018, the FASB issued ASU No. 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement* ("ASU 2018-13"). ASU 2018-13 provides amendments to Topic 820, which modify the disclosure requirements on fair value measurements in Topic 820 based on certain concepts, including the consideration of costs and benefits. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company adopted this guidance on January 1, 2020 with no impact on its financial statement.

3.   Revenue from Contracts with Customers

The services provided under contracts with customers include research and trading services and underwriting services, each of which are typically identified as a separate performance obligation in contracts that contain more than one type of service.

Research and Trading Services

The Company, through a multitude of work products, provides research on the energy industry and related equity and commodity markets and also produces research on topical issues within the energy sector. The Company's research clients continuously benefit from the research provided throughout the arrangement, and, accordingly, over time revenue recognition matches the transfer of such benefits. Recipients of this research compensate the Company for these market insights in two ways—either by direct payment (the amount of which is typically at the customer's discretion based upon the perceived value of the research services provided) or through trades directed through the Company's trading desk (for commission generation) or through third-party commission sharing agreements. These services are sometimes referred to as "soft-dollar arrangements," and the amount of payment is typically based on a percentage of commission income generated from the customer's trades executed by the Company. The commission per share and volume of trades are at the customer's discretion based upon the perceived value of the research services and trade execution provided. Generally, the Company does not provide trading services separate and apart from research services (i.e., customers do not typically execute trades through the Company in the normal course of business; rather, trade execution is used as a means to be compensated for research services).

Because fees received for research services, and any associated trading services, are typically at the complete discretion of the customer and are based on the value the customer perceives in the research services provided, the entire transaction price associated with such services is variable. Accordingly, because of the broad range of possible outcomes and the inability to predict the value the customer will ascribe to such services, the Company fully constrains the revenue associated with research services, and any associated trading services, until the uncertainty associated with the variable consideration is subsequently resolved, which is typically upon the earlier of receiving an invoice request from the client or receiving payment from the client.

Underwriting Services

Revenue associated with underwriting services includes management fees, selling concessions and underwriting fees attributable to public and private offerings of equity and debt securities. The nature of the Company's underwriting services is raising capital on behalf of an issuer and therefore is typically accounted for as a single performance obligation. A separate performance obligation is identified in instances in which the contract with the customer includes an over-allotment option. The Company's underwriting services generally do not meet any of the requirements for revenue to be recognized over time and, therefore, the Company typically recognizes underwriting revenue on the pricing date of the offering, which is when the Company receives the pricing wire communication from the lead underwriter detailing the underwriting fees to which the Company is entitled. Similarly, the performance obligation associated with the over-allotment is satisfied at the point in time at which the option is exercised.

The Company's role in underwriting commitments is usually as a co-manager or bookrunner, rather than as the lead underwriter. Accordingly, the Company estimates its share of transaction-related expenses incurred by the underwriting syndicate on the pricing date of the offering. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 90 days following the closing of the transaction.

Transaction-related Advisory Services

The Company is occasionally contracted to provide certain transaction-related advisory services. In most circumstances, the Company considers the nature of the promises in its advisory contracts to comprise of a single performance obligation of providing advisory services to its customers.

The Company recognizes revenue from providing advisory services over time as its performance obligations are fulfilled. During such engagements, the Company's clients continuously benefit from its counsel as the Company is providing financial and strategic advice throughout the arrangement, and, accordingly, over time revenue recognition matches the transfer of such benefits.

Although the Company's transaction-related advisory services meet the criteria for over time revenue recognition, the fee structures often involve an "all or nothing" consideration amount and the associated fees are predominantly considered variable as they are often based on the ultimate transaction value or the outcome ultimately achieved and/or are susceptible to factors outside of the Company's influence such as third-party negotiations, court approval, and shareholder votes. Accordingly, the fees associated with these services are constrained until substantially all services have been provided, specified conditions have been met and/or certain milestones have been achieved, and it is probable that a significant revenue reversal will not occur in a future period.

Payments for transaction-related advisory services are generally due upon completion of a specified event. The Company recognizes a receivable between the date of completion of the event and payment by the customer.

Contract Costs

Incremental costs of obtaining a contract are expensed as incurred as such costs are generally not recoverable. Costs to fulfill contracts consist of underwriting expenses and are expensed on the pricing date of the offering.

Contract Balances

The timing of revenue recognition may differ from the timing of payment. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment.

The Company records deferred revenue (otherwise known as contract liabilities) when it receives fees from clients that have not yet been earned or when the Company has an unconditional right to consideration before all performance obligations are complete. Deferred revenue balances are included in accounts payable, accrued expenses and other liabilities within the Statement of Financial Condition. As of December 31, 2020, the Company did not have deferred revenue.

4. **Net Capital Requirement**

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). In accordance with paragraph (a)(2) of the Rule, the Company is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $100,000 or 6 2/3% of aggregate indebtedness, as defined by the Rule. At December 31, 2020, the Company had net capital of $10,260,287, which resulted in excess net capital of $10,021,386. The Company's ratio of aggregate indebtedness to net capital was 0.35 to 1. Advances to affiliates and other equity withdrawals are subject to certain notification and other provisions of the Rule or other regulations.

During the year ended December 31, 2020, the Company was required to provide insurance covering any and all acts of the Company's employees, agents and partners of at least $800,000. The Company is required to be in compliance with applicable local, state and federal regulations.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers, and accordingly, is exempt from the Customer Protection Rule (SEC Rule 15c3-3).

5.   **Fixed Assets**

Effective August 1, 2020, the Company transferred its fixed assets to the Parent. This transaction resulted in the removal of assets with a net book value of $2,183,213 and a corresponding distribution to the Parent.

6.   **Fair Value Measurements**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Accounting Standards Codification ("ASC") 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the reporting date.

- Level 2 inputs are quoted prices in markets that are not active or based on quoted prices for similar assets or liabilities or for which all significant inputs are observable, directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own judgment about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

	Fair Value as of December 31, 2020			
	Level 1	Level 2	Level 3	Total
Financial asset				
Cash surrender value of company-owned life insurance	$ -	$ 857,295	$ -	$ 857,295

Transfers between levels are recognized at the end of the year in which they occur. There have been no transfers between Level 1, Level 2 or Level 3 assets or liabilities during the year ended December 31, 2020.

Cash surrender value of company-owned life insurance is reported in the Statement of Financial Condition at the amount that could be realized under the contract as of December 31, 2020, which approximates fair value.

Other financial instruments are recorded by the Company at contract amounts and include cash, a Level 1 financial instrument, and receivables from broker-dealers, receivables from and payables to affiliates, other trade receivables, and accounts payable and accrued liabilities, which are Level 2 financial instruments. All financial instruments carried at contract amounts either have short-term maturities (one year or less), or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

7.   **Leases**

Prior to August 1, 2020, the Company leased office space under operating lease agreements. The Company determined if an arrangement or contract was a lease at inception and did not separate lease and non-lease components of the contract. The Company recorded the present value of its commitments for leases with terms

of more than one year on the Statement of Financial Condition as a right-of-use asset with the corresponding liability. Right-of-use assets were subject to certain adjustments for lease incentives, deferred rent and initial direct costs. As allowed with practical expedient in ASC 842, "Leases", the Company elected not to separate lease components and non-lease components in calculating the net present value of the lease payments on office space and office equipment leases. Thus the measurement of the right-of-use asset and corresponding lease obligation used one single combined component. All leases were determined to be operating leases. Right-of-use assets represented the Company's right to use the underlying assets for their lease terms and lease liabilities represented the Company's obligation to make lease payments arising from these leases. The Company's lease agreements did not contain any residual value guarantees. Lease expense was recognized on a straight-line basis over the lease term.

The implicit discount rates used to determine the present value of the Company's leases was not readily determinable, thus, the Company used its incremental borrowing rate to determine the present value of its lease payments. The determination of an appropriate incremental borrowing rate required significant assumptions and judgement. The Company's incremental borrowing rate was calculated based on the Company's recent debt issuances and current market conditions. The Company scaled the rates appropriately depending on the term of the leases. The weighted-average discount rate used for the operating leases was 4.67%. Renewal and termination terms of the Company's leases varied depending on the lease. The Company estimated the expected lease terms by assuming the exercise of renewal options and extensions where an economic penalty existed that would preclude the abandonment of the lease at the end of the initial non-cancelable term and the exercise of such renewal or extension was at the sole discretion of the Company.

Prior to August 1, 2020, the Company was the sublessor in a sublease agreement for a portion of its Houston office space with Capital Holdings LP, a related party, after the restructuring of PWP Holdings LP's and separation of the asset management business into Capital Holdings LP. This lease was considered an operating lease. The sublease did not include a renewal option and the Company had the right to terminate the sublease for any reason after giving 90 days prior written notice. Sublease revenue was recognized on a straight-line basis over the term of the lease. As allowed with practical expedient in ASC 842, the Company elected not to separate lease components and non-lease components (electricity charges) for these subleases. See additional information regarding the sublease at Note 9 – Related Party Transactions. The Company allocated a portion of these lease costs to affiliates and was reimbursed via facility fees. See Note 11—Related Party Transactions for further explanation of affiliate transactions.

Effective August 1, 2020, the Company transferred its lease obligations related to its Houston and Denver office space to the Parent. This transaction resulted in the removal of $18,897,262 of lease liabilities and $13,869,599 of right-of-use lease assets and an equity contribution from the Parent of $5,027,663. The Company also transferred its rights under a sublease agreement related to the Houston office space to the Parent.

8. Compensation and Benefits

Benefit Plans

The Company's employees participate in a defined contribution pension plan qualified under Section 401(k) of the Internal Revenue Code and sponsored by the Parent. The plan allows qualifying employees to contribute their eligible compensation, subject to Internal Revenue Service limits. The Parent makes a safe harbor non-elective contribution of 3% of the participant's eligible compensation per calendar year. The Parent may also make a discretionary contribution for participants employed on December 31st of each year.

Separation and Termination Benefits

In the first and second quarters of 2020, the Company underwent a review of operations and headcount levels. As a result of this review, the Company made the decision to reduce employee headcount across various subsidiaries and locations. In conjunction with such reduction, affected employees were offered a combination

of separation and transition benefits (the "termination cost"). The termination benefits were paid out by December 31, 2020.

Deferred Compensation Plan and Company-Owned Life Insurance

The Company has a nonqualified deferred compensation plan ("DCP") covering certain employees. Historically, the DCP allowed participants to defer up to 50% of their compensation. The DCP participants are allowed to elect certain hypothetical investments in which their deferrals are deemed to be invested for purposes of measuring the allocation of net income or net losses to each participant. Based upon the fair value of each participant's hypothetical investments, the DCP obligation at December 31, 2020 was $351,143 with annual distributions expected through 2025. The DCP was suspended during 2011 and therefore no deferrals were made during 2020. During 2020, distributions of $114,075 were made from the DCP.

The Company maintains company-owned life insurance policies which are designed to offset a portion of the DCP liability. The policies are reported in the Statement of Financial Condition at the cash surrender value or the amount that could be realized under the contract as of December 31, 2020 of $857,295. During 2020, the Company received $173,400 in cash value for policies surrendered in order to pay a portion of the related deferred compensation distribution mentioned above.

9.   **Related Party Transactions**

Transfer Pricing – The Company and its domestic and foreign affiliates provide financial advisory services as part of a globally integrated network. As such, each affiliate contributes activities which add to the reputation, knowledge, experience, thought leadership, and client relationships of the global organization. The Company's income is generated by the origination and execution efforts of professionals that reside in the UK, France, Germany, Canada and the United States, working cooperatively to serve clients. The Company generates revenues and meets the needs of clients primarily based on the knowledge and experience of its professionals. These individuals have developed valuable know-how through training, experience, service development efforts, and by applying their knowledge to provide solutions to client issues. Once certain know-how has been developed by its employees for a particular client or issue, it is often applied in similar situations for different clients. Helping professionals to acquire and develop the skills which clients demand, and facilitating knowledge sharing between and among professionals in different locations, is part of the globally coordinated services model which the Company uses to serve its clients.

Based upon the interconnectedness of the globally coordinated services model, the Company and its affiliates concluded that it was appropriate to apply a global transfer pricing policy using the Profit Split Method. Under this method, the profits associated with the joint client advisory operations are allocated among the Company and its domestic and foreign affiliates based on each entity's share of costs. As an ex post measure of the profit split, profits have been allocated such that each affiliate earns the same operating margin (i.e., the ratio of operating profit to revenues). These amounts are included in receivables and payables with affiliates which are typically settled in cash within 12 months.

Facility fees – Prior to the August 1, 2020 transfer of leases and fixed assets to the Parent, the Company paid for rent expense on certain leases as well as associated furniture, equipment and leasehold improvements. Affiliates reimbursed the Company for usage of the office space and the depreciation of furniture, equipment and leasehold improvements through payment of a facility fee. The fee was calculated on a monthly basis based upon square footage and headcount. This facility fee ceased after the August 1, 2020 transfer of fixed assets to the Parent.

Sublease revenue – Prior to August 1, 2020, the Company was the sublessor in a sublease agreement for a portion of its Houston office space with Capital Holdings LP, a related party, after the restructuring of PWP

Holdings LP's and separation of the asset management business into Capital Holdings LP. This lease was considered an operating lease. The sublease did not include a renewal option and the Company had the right to terminate the sublease for any reason after giving 90 days prior written notice. Sublease revenue was recognized on a straight-line basis over the term of the lease. As allowed with practical expedient in ASC 842, the Company elected not to separate lease components and non-lease components (electricity charges) for these subleases. See additional information regarding the sublease at Note 7 – Leases. This sublease revenue ceased after the August 1, 2020 transfer of leases to the Parent.

Affiliate Expense Allocation

The Company receives administrative services including but not limited to, legal, accounting, information technology, human resources, incentive compensation plans and other support provided by the Parent and PWP Employer LP. Where feasible to specifically attribute such expenses to the activities of the Company, the amounts have been expensed directly by the Company. Allocations of expenses not directly attributable to the Company reflect the utilization of services provided or benefits received by the Company presented on a consistent basis based on the most relevant measure, such as relative usage or pro-rata basis of headcount.

Outstanding Receivables and Payables

As of December 31, 2020, the Company has outstanding receivables from and payables to affiliates related to the above transactions which are shown separately on the Statement of Financial Condition. The Company typically settles receivables and payables with affiliates in cash within 12 months of incurrence.

10. **Commitments, Contingencies and Indemnifications**

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

11. **Concentration of Credit Risk and Sector Risk**

The Company maintains cash deposits with banks and brokerage firms which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that risk of loss is remote.

Other trade receivables represents amounts due from clients within the energy industry. As of December 31, 2020, certain trade receivables in the aggregate amount of $467,935 were individually greater than 10% of the Company's account receivable, net of allowance for credit losses and were concentrated with two clients. These balances were received subsequent to December 31, 2020, and as such, the Company is not exposed to potential loss due to credit risk related to these concentrated receivables.

12 **Business Information**

The Company's activities providing services for underwriting of securities offered for sale in public markets, commissions for the brokerage of publicly traded securities and equity research constitute a single business segment. The Company is organized as one operating segment in order to maximize the value of advice to clients by drawing upon the diversified expertise and broad relationships of its senior professionals across the Company. The Company has a single operating segment and therefore a single reportable segment.

13. **Subsequent Events**

The Company has performed an evaluation of subsequent events through February 22, 2021, which is the date the Statement of Financial Condition was available for issuance. There have been no material subsequent events that would require recognition in this Statement of Financial Condition or disclosures in the accompanying notes.